Bionomics Limited

14 October 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

03032917

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

dlw 10/29

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
14 October 2003

NEW EPILEPSY DIAGNOSTIC PATENT

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it has filed a provisional patent application relating to a method of diagnosing a form of childhood epilepsy.

The diagnostic method incorporates Bionomics' proprietary gene variations, which are also covered by a series of international patent applications. The new patent application arises from a clinical study, conducted in various sites in Australia and Europe, involving patients with a form of epilepsy confined to early childhood. Bionomics expects the results of the clinical study to be published in a scientific journal early next year.

"This clinical study is important, as it establishes a clear link between variations in a specified gene and a benign form of childhood epilepsy," said Professor Samuel Berkovic, Director of the Epilepsy Research Institute at the Austin & Repatriation Medical Centre of the University of Melbourne and a member of Bionomics' Scientific Advisory Board. "The patients involved in the study typically experience seizures in the first few months of their life, but have a good prognosis for being free from epilepsy symptoms later in life."

Bionomics' VP CNS Research, Dr Steven Petrou, said "Bionomics and its collaborators are continuing to be successful in correlating different gene variations to particular forms of epilepsy, and using this information to develop diagnostic methods which are expected to help clinicians more readily and accurately diagnose epilepsy and determine treatment strategies."

"Our continuing research into epilepsy genetics is building on the value of our earlier gene discoveries with a clear product focus designed to meet a significant medical need," said Dr Deborah Rathjen, CEO and Managing Director of Bionomics. "We are now building a pipeline of proprietary diagnostic methods which we are working on bringing to the market with our commercial collaborators."

Bionomics is currently collaborating with San Diego-based diagnostic products company, Nanogen Inc, on the development of diagnostic products for epilepsy incorporating Bionomics' proprietary epilepsy gene discoveries. Bionomics is continuing to collaborate in epilepsy research and development

with the University of Melbourne's Epilepsy Research Institute, the Women's and Children's Hospital, Adelaide and the Howard Florey Institute – respectively Australia's leading research institutions in epilepsy, genetics and neurosciences.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101